Filed by BlackRock Global Equity Income Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock Global Opportunities Equity Trust
Commission File No. 811-21729

Contact:
1-800-882-0052

BlackRock Announces Closing of Closed-End Fund Reorganizations

New York, July 27, 2009 – BlackRock, Inc. today announced that the reorganizations of BlackRock Global Equity Income Trust (NYSE:BFD) and BlackRock World Investment Trust (NYSE:BWC) into BlackRock Global Opportunities Equity Trust (NYSE:BOE) are effective as of the opening for business of the New York Stock Exchange on July 27, 2009.

In the reorganizations, BOE acquired substantially all of the assets and liabilities of BFD and BWC in a tax-free transaction in exchange for an equal aggregate value of newly-issued common shares of BOE.  BFD and BWC distributed the common shares of BOE to their respective common shareholders in an amount equal to the aggregate net asset value of BFD and BWC common shares, as applicable, as determined at the close of business on July 24, 2009, less the costs of the applicable reorganization (though some BFD and BWC common shareholders received cash for their fractional common shares).

Relevant details pertaining to the reorganizations are as follows:

Fund	NAV/Share ($)	Conversion Ratio

BlackRock Global Opportunities Equity Trust	$18.3265	N/A

BlackRock Global Equity Income Trust	$10.1026	0.55125638

BlackRock World Investment Trust	$10.9376	0.59681881

About BlackRock

BlackRock is one of the world’s largest publicly traded investment management firms. At June 30, 2009, BlackRock’s assets under management were $1.373 trillion. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, a growing number of institutional investors use BlackRock Solutions® investment system, risk management and financial advisory services. The firm is headquartered in New York City and has employees in 21 countries throughout the U.S., Europe and Asia Pacific. For additional information, please visit the firm's website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or BFD, BWC or BOE (the “Funds”) may make, may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the future financial or business performance, strategies or expectations of BlackRock or the Funds.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and neither BlackRock nor any of the Funds assumes a duty to or undertakes to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the Fund’s net asset value; (2) the performance of the Fund’s investments; (3) the impact of increased competition; (4) the extent and timing of any distributions or share repurchases; (5) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; (6) BlackRock’s ability to attract and retain highly talented professionals; (7) and the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to BlackRock, Barclays PLC, Bank of America, Merrill Lynch or PNC.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the SEC are accessible on the SEC's web site at www.sec.gov and on BlackRock’s web site at www.blackrock.com, and may discuss these or other factors that affect the Closed-End Funds. The information contained on our web site is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the reorganizations contains important information and shareholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC's web site at www.sec.gov.